Exhibit 99.1

AVG Technologies Announces Second Tranche of Share Repurchase Program

AMSTERDAM, March 1, 2016 /PRNewswire/ — AVG® Technologies N.V. (NYSE: AVG), the online security company™, announced today the second tranche of its previously announced 1,666,667 share repurchase program intended to cover AVG’s obligations to deliver shares under its employee stock options incentive and restricted share units plans, as announced on November 9, 2015 and subsequently on December 17, 2015. Under the second tranche, AVG may repurchase up to 200,001 of its ordinary shares (the “shares”) between March 1, 2016 and May 10, 2016. 1,466,666 shares were previously repurchased in the first tranche between November 10, 2015 and February 10, 2016.

Details of the Share Repurchase Program

The share repurchase was authorized by AVG’s shareholders on June 11, 2015 and approved by the Supervisory Board. Under the share repurchase program, AVG has authorization to repurchase up to 1,666,667 shares between November 10, 2015 and May 10, 2016.

Under the first tranche of the share repurchase program AVG has repurchased 1,466,666 shares through February 10, 2016 for a total consideration of USD 27,876,306.94 and a weighted average price per share of USD 19.01.

The repurchase price per share will be no greater than the lower of (a) 110% of the highest price of the shares officially quoted on the NYSE over the 30 trading days preceding the date the repurchase is effected, (b) the highest independent bid or the last independent transaction price, whichever is higher, quoted or reported in the consolidated system at the time the repurchase is effected and (c) USD 24.00. The total repurchase price will not be more than USD 40 million for the entire share repurchase program, including the first tranche and the current tranche. Any open market purchases will be executed with reference to the requirements of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and Article 5 of the Regulation No. 2273/2003 of the European Commission of December 22, 2003 (“EC Regulation”), for the purposes of which the relevant daily volume will be determined on the basis of the average daily volume traded in October 2015 and will be fixed on that basis for the period of the share repurchase program.

The share repurchase program does not require AVG to acquire any specific number of shares and may be terminated by AVG at any time without prior notice.

The share repurchase program may occur in tranches, each of which will be announced before its actual commencement in line with Article 4, Section 2 of the aforementioned EC Regulation. AVG has mandated Nomura Securities International, Inc. (“Nomura”) to execute the second tranche of open market repurchases (including repurchases from Nomura acting as principal), which is limited to up to 200,001 shares to be repurchased between March 1, 2016 and May 10, 2016. For that, and any other open market tranches, Nomura will decide on the timing of the share repurchases independently of, and without being influenced by, AVG. Nomura is a full service securities firm and may engage in proprietary trading in the shares or options, futures, derivatives or other instruments relating to the shares (including such trading as Nomura and/or its affiliates deem appropriate in their sole discretion to hedge their market risk on transactions relating to the shares between Nomura and/or its affiliates and third parties), and such trading may affect the price of the shares. The number of shares repurchased each week during the share repurchase program and the average purchase price are disclosed on the Investor Relations section of the AVG website, which can be found at www.avg.com or investors.avg.com.

Additional Share Repurchase Program

As previously announced on AVG’s earnings call on February 24, 2016, AVG will commence an additional share repurchase program under which AVG intends to repurchase up to 500,000 shares to cover AVG’s obligations to deliver shares under its employee stock options incentive and restricted share units plans. The additional share repurchase program is expected to begin shortly after completion of the current program and more details will be announced before that program commences, and when more details are available.

About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG’s award-winning technology is delivered to users worldwide. AVG’s Consumer portfolio includes internet security, performance optimization, location-based and phone control services, and personal privacy and identity protection for mobile devices and desktops. The AVG Business portfolio - delivered by managed service providers, VARs and resellers - offers IT administration, control and reporting, integrated security, and mobile device management that simplify and protect businesses.

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Contacts:

US: Bonnie McBride	Europe: Camelia Isaic

Tel: +1 415 806 0385	Tel: +420 702 205 848

Email: bonnie.mcbride@avg.com	Email: camelia.isaic@avg.com

IR team email: ir@avg.com

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